

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

By U.S. Mail and facsimile to 515-281-2460

Joseph L. Sullivan
President
CE Casecnan Water and Energy Company, Inc.
24th Floor, 6750 Building, Ayala Avenue
Makati, Metro Manila, Philippines

> **Re:** **CE Casecnan Water and Energy Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 1-12995**

Dear Mr. Sullivan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief